UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 19, 2024

CSLM Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41219	98-1602789
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2400 E. Commercial Boulevard, Suite 900 Ft. Lauderdale, FL	33308
(Address of principal executive offices)	(Zip Code)

(954) 315-9381

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title for each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, one right and one-half of one redeemable warrant	CSLMU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CSLM	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	CSLMW	The Nasdaq Stock Market LLC
Rights to acquire one-tenth of one Class A ordinary share	CSLMR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously reported, on January 22, 2024, CSLM Acquisition Corp. (“CSLM” or “Acquiror”), entered into a Merger Agreement as it may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Acquiror, CSLM Merger Sub, Inc., CSLM Holdings, Inc., and Fusemachines Inc. (“Fusemachines” or the “Company”) with respect to a proposed business combination between CSLM and Fusemachines.

Furnished as Exhibit 99.1 hereto and incorporated by reference herein is the investor presentation that will be used by CSLM and Fusemachines in connection with the proposed business combination and related matters.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of CSLM for their consideration a preliminary proxy statement/prospectus which is included in the registration statement (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to CSLM’s shareholders as of a record date to be established for voting on the Business Combination. CSLM may also file other relevant documents regarding the Business Combination with the SEC. CSLM’ shareholders and other interested persons are advised to read, once available, the preliminary Proxy Statement/Prospectus and any amendments thereto and, once available, the definitive Proxy Statement/Prospectus, in connection with CSLM’ solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about CSLM, Fusemachines and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CSLM, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: CSLM’s Chief Executive Officer at 2400 E. Commercial Boulevard, Suite 900 Ft. Lauderdale, FL 33308.

Participants in the Solicitation

CSLM and Fusemachines and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination under the rules of the SEC. Information about the directors and executive officers of CSLM and Fusemachines and a description of their interests in CSLM, Fusemachines and the Business Combination are set forth in CSLM’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on April 1, 2024, and/or will be contained in the Registration Statement and the Proxy Statement/Prospectus when available, which documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Current Report on Form 8-K does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this report are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and prospectus relating to the Company’s initial public offering filed with the SEC. Copies of such filings are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CSLM Acquisition Corp.

Dated: December 19, 2024	By:	/s/ Charles Cassel
	Name:	Charles Cassel
	Title:	Chief Executive Officer

Exhibit 99.1 #DemocratizeAI Conﬁdential Investor Presentation

No Offer or Solicitation, Trademarks and Non-GAAP Measures This presentation has been prepared by Fusemachines Inc. (the “Company”) and CSLM Acquisition Corp. (“CSLM”) for information purposes only. The presentation was created for interested parties to make an evaluation of the subject matter contained herein and to assist them in evaluating the proposed transaction between the Company and CSLM. In all cases, interested parties should conduct their own investigation and analysis of the Company, CLSM and the data contained in this presentation. No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This presentation shall also not constitute an offer to sell or the solicitation of any offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, a Registration Statement on Form S-4 (the “Registration Statement”) has been ﬁled with the SEC in connection with the proposed transaction which will include a proxy statement/prospectus and certain other related documents, which will include both the proxy statement to be distributed to holders of common stock of CSLM in connection with CSLM’s solicitation of proxies for the vote by CSLM’s shareholders with respect to the proposed transaction and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the proposed transaction. CSLM’s shareholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto and the deﬁnitive proxy statement/prospectus, as these materials will contain important information about the Company, CSLM and the proposed transaction. After the Registration Statement is declared effective, the deﬁnitive proxy statement/prospectus will be mailed to shareholders of CSLM as of a record date to be established for voting on the proposed transaction and other matters as may be described in the Registration Statement. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Trademarks In addition to trademarks, service marks, trade names, copyrights and logos of Fusemachines and CSLM contained herein, this presentation contains trademarks, service marks, trade names, copyrights and logos of other companies, which are the property of their respective owners. Unless otherwise stated, the use of these other trademarks, service marks, trade names, copyrights and logos herein does not imply an afﬁliation with, or endorsement of the information contained herein by, the owners of such trademarks, service marks, trade names, copyrights and logos. Non-GAAP Measures This presentation contains “non-GAAP ﬁnancial measures,” which are adjusted ﬁnancial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States, or “GAAP.” We present non-GAAP measures, such as Adjusted EBITDA, herein as supplemental measures of our ﬁnancial and operating performance because our management believes that such information provides useful information to investors about our operating performance. Non-GAAP ﬁnancial measures do not have any standardized meaning and are, therefore, unlikely to be comparable to similar measures presented by other companies. The presentation of non-GAAP ﬁnancial measures is not intended to be a substitute for, and should not be considered in isolation from, the ﬁnancial measures reported in accordance with GAAP. For reconciliations of the non-GAAP ﬁnancial measures used in this presentation to the most comparable GAAP measures, please see the Appendix to this presentation. Fusemachines Inc. - Investor Presentation 2

We Are Fusemachines We deliver Enterprise AI Transformation through industry- and problem-speciﬁc proprietary AI Solutions (Products and Services) , with a team of AI PhDs & Engineers trained in underserved communities. Fusemachines Inc. - Investor Presentation 3

Leadership Team Founder-led AI Experts & Educators Sameer Maskey, PhD Anish Joshi Parag Shrestha Rob Traghetto Founder & CEO, Head of Technology Head of South Asia Head of AI Solutions Chairman of the Board ● Born and raised in Kathmandu, Nepal● 10+ Years of experience leading AI ● 15+ years of IT experience & SaaS sales ● Serial entrepreneur – founded Rake Products & Solutions (acquired by Fusemachines in 2018) ● Obtained a full scholarship to study in ● Manages South Asia operations the US ● Fusemachines-trained AI engineer● 20+ years in software and product ● Focused on driving strategies & ● Holds a PhD in Computer Science (AI) engineering across Education, HR ● Leads teams of 100+ engineers across processes to drive organizational from Columbia University Tech, and Health Tech. multiple engagements growth. ● 15+ years of AI experience ● Developed and delivered AI solutions ● Leading engineering and innovation ● In Past, solved critical business ● Adjunct Assoc. Professor of AI at across diverse business verticals. strategy, talent acquisition, and challenges for clients like Coca-Cola, Columbia (12+ years) service delivery. Delta Airlines, FedEx, and General ● Previously AI Researcher at IBM Motors. ● Manages internal R&D Watson Center Rake Fusemachines Inc. - Investor Presentation 4

Fusemachines at a Glance Enterprise AI Solutions + growing AI Product Suite, for Attractive Economics AI-Driven transformation 54% Fusemachines’ mission: #DemocratizeAI Gross Margin (1) YTD (9/30/24) Global Scale Top-Tier AI Talent & Products >$230K ~400 Average LTM Revenue Employees 250+ 27% 20+ (2) per Q3 ‘ 24 client Mostly in underserved communities Engineers Female Languages Spoken NYC 5 AI Platform Headquarters Countries ~2 years Canada Nepal Average relationship length USA India (2) of Q3 ‘24 clients Dominican AI Studio AI Engines Squadery Fuse Classroom Republic (1) Unaudited Fusemachines ﬁgures as disclosed in 7 AI Patents Pending Form S-4 ﬁled by CSLM Holdings, Inc. on 11/27/24. (2) Internal Company data. F Fusemac usemachines Inc hines Inc. - In . - Inv vest estor P or Pr resent esentation ation 5 5

Trusted By Clients Like Leading Fashion Global News & Leading Leading Technology Brand Media Company Consumer Corporation Insights Provider Fuse’s ability to deliver consistently outstanding solutions and strategic counsel is on par with their commitment to nurturing AI and tech talent through global education initiatives. Their unique role as experts and educators motivates us to continue ﬁnding ways to work together. - TIME Digital, former CTO & President Fusemachines Inc. - Investor Presentation 6

Market Opportunity & Our Positioning Fusemachines Inc. - Investor Presentation 7

Market Opportunity Massive Addressable Market Opportunity In Enterprise AI $2.5 T $14.5 B 44% 59% Only 10% % of companies who have of professionals are very Global Global Global purchased or plan to conﬁdent in their ability to Digital transformation (DX) Enterprise AI market Enterprise AI market purchase in-year at least one build good AI solutions spend, in 2024 size, in 2024 growth CAGR generative AI tool, among in-house 10-year forecast 2024-2034 survey respondents (Source: IDC - Worldwide Digital (Source: Precedence Research, Nov. (Source: Precedence Research, Nov. (Source: WRITER, April ‘23) (Source: WRITER, 2024) Transformation Spending Guide, ‘24) ‘24) May ‘24) Opportunity for Enterprise AI requires AI-First Approach to AI Talent Shortage more than just a Large Digital Transformation for Continues to be a Language Model Hurdle Future-Prooﬁng Businesses Fusemachines Inc. - Investor Presentation 8

Limits of Existing Offerings Our Value Proposition AI Tools Limitations Fusemachines AI Tools are ● Not Industry-speciﬁc✓ Industry-speciﬁc ● Not Problem-speciﬁc✓ Problem-speciﬁc ● Limited customizations✓ Fully customizable (access to source code) - No access to source code for most Azure, AWS, GCP APIs Fusemachines AI Talent Bench AI Talent in Limited Supply ✓ AI Fellowship program educating AI Talent at scale in ● Tuning a system requires signiﬁcant bench of talent underserved communities (Nepal, South Asia, LatAm) Data Access & Security Risks Secure Data Access ● Many tools require data access outside of enterprise ✓ Our AI Studio and AI Engines are deployed in the ﬁrewalls client’s company Cloud - behind corporate ﬁrewalls - Exposes valuable corporate data to unforeseen risks ▶ Reduced ROI for Enterprise AI initiatives ▶ Higher ROI for Enterprise AI initiatives Fusemachines Inc. - Investor Presentation 9 9

Our Go-To-Market Offerings Fusemachines Inc. - Investor Presentation 10

Fusemachines Approach AI Studio & AI Engines Proprietary AI platform & engines accelerate build and deployment of AI models AI-Driven ENTERPRISE AI Transformation TRANSFORMATIO N AI AI Solutions Education Unique Proprietary in-house platform & content for “Hubs” approach: upskilling AI Talent industry- and problem- from underserved speciﬁc AI Solutions communities, to drive transformation Fusemachines Inc. - Investor Presentation 11

AI Studio & AI Engines AI Studio & AI Engines Fusemachines AI Studio AI AI Solutions Education AI Studio One platform for all AI Engines ● Simpliﬁes creation of industry-speciﬁc, tailored AI solutions ● Seamlessly integrates into clients’ processes, enhancing efﬁciency & facilitating AI transformation ● Flat-rate pricing for unlimited API’s makes running production AI systems more affordable ● Customize and deploy latest state of the art models faster Fusemachines Inc. - Investor Presentation 12

AI Studio & AI Engines AI Studio & AI Engines Fusemachines AI Engines: Driving Faster AI Development & Business Value AI AI Solutions Education AI Engines Xtract Fraud Detection AI Engine AI Engine TM AI Studio Industry-Speciﬁc & Problem-Speciﬁc Forecast AI Software Answer Gen (1) AI Engine ● Multiple AI Engines built on top of AI Studio ● Use case-, vertical- and domain-speciﬁc, to address unique challenges of the client & industry ● Leverage extensive IP (patented & unpatented) to drive increased efﬁciency and new revenue streams ● Enable scalability, reducing costs of customization and development for customers Fusemachines Inc. - Investor Presentation 13 (1) In development.

AI Studio & AI Engines AI Studio & AI Engines Current Proprietary AI Engines AI AI Solutions Education GenAI Engines Predictive AI Engines Answer Gen Xtract Fraud Detection Forecast AI Engines AI Engines AI Engines AI Engines Q&A system to generate Extracts information from answers from data Accelerate identiﬁcation of Use historical and industry handwritten and pdf repositories with multiple emerging fraud patterns and data to improve forecasting documents data types investigate them with AI of demand and inventory - Forms, invoices, 10Ks, etc. - Word, Excel, Ppt, pdf In development Fusemachines Inc. - Investor Presentation 14

AI Studio & AI Engines “Hubs” Approach: Industry- and Problem-Speciﬁc AI Solutions AI Solutions AI AI Solutions Education Fuse Industry Hubs Fuse Technology Hubs Retail & Consumer Goods Machine Learning Data Engineering Healthcare Deep Learning Web Technologies Technology Natural Language DevOps Processing Banking & Insurance Computer Vision MLOps Media & Entertainment Fusemachines Inc. - Investor Presentation 15

AI Studio & AI Engines AI Education as a Proprietary Pipeline for Engineering Talent AI Education AI AI Solutions Education Fusemachines AI Fellowship Programs ● “Fuse Fellowships” offer professional AI education in communities underpenetrated by multinationals, free of charge Nepal - 600+ students enrolled to date (selected from thousands of applicants) Dominican Republic Bangladesh ● Empowering students with AI skill sets in high demand globally ● Reinforcing Fusemachines’ brand as ‘employer of choice’ for AI talent LATAM ● Providing proprietary pipeline of top AI talent for Fusemachines and its clients - 1/3+ of graduates hired by Fusemachines Fusemachines Inc. - Investor Presentation 16

Delivering Results - Growing With Our Clients Fusemachines Inc. - Investor Presentation 17

AI Studio & AI Engines ENTERPRISE AI TRANSFORMATION Customer Success Stories AI AI Solutions Education Supply Chain Optimization Product Similarity Engine Improved production and supply chain through Built AI system which assembled images and enhanced forecasting of shortages & stockouts text-based models, creating product matches for search recommendations - Global manufacturer of generic drugs - US publicly-traded E-commerce company Time Series Forecasting for Image Recognition Customer Lifetime Value Built an Image Recognition System to identify risk Forecasted revenue results outperforming all by visualizing ad details while searching, ﬁltering other business analytics methods and labeling ads, to curb human trafﬁcking - Leading global video games company - US-based non-proﬁt intelligence organization Entity Extraction Explore more on: Developed a BERT model with higher F1 scores to extract desired data points https://fusemachines.com/success-stories/ - Leading crowdsourced commercial real estate data platform Fusemachines Inc. - Investor Presentation 18

Customer Satisfaction ➜ Retention & Relationship Growth Track record of retaining and growing client relationships Initial MRR Current MRR (Sept. 2024) Leading Fashion Brand Owner Global News & Media Company Leading Consumer Insights Provider $77K $50K $87K $80K $50K $100K $40K $80K $60K $30K $60K $40K $20K $20K $40K $19K $15K $20K $10K $20K $0K $0K $0K Initial MRR Current MRR Initial MRR Current MRR Initial MRR Current MRR Client since: Mar 2020 Client since: Aug 2020 Client since: June 2021 Fusemachines Inc. - Investor Presentation 19 2.5x 4.6x 5.1x

Financial Proﬁle Fusemachines Inc. - Investor Presentation 20

Selected Financial Metrics Revenue Revenue Comments +8% y/y ($ in mil.) (1) Note +15% y/y (2) Note ● >$230k average LTM revenue per Client (9/30/2 (3) 4) Note (4) Note - +16% year-over-year (vs. LTM 9/30/23) ● ~2 years average client relationship of Q3 ‘24 clients ● Focus on landing & expanding larger Enterprise clients - 10 new Enterprise Client MSAs signed in 2024 ● Direct sales team + partnerships (3) Gross Margin Adj EBITDA ($ in mil.) (1) Audited ﬁgures. (2) Unaudited ﬁgures. Fusemachines Inc. - Investor Presentation 21 (3) Please see Appendix for reconciliation of Non-GAAP measures.

Pending Business Combination Transaction Transaction close anticipated Q1 2025 ● CSLM Acquisition Corp. - Blank Check Company; IPO on January 18, 2022 (Nasdaq: CSLMU (CSLM, CSLMW, CSLMR)) - Anticipate domestication in Delaware through merger with Fusemachines - Applied with NASDAQ for listing under FUSE, FUSEW upon closing ● Fusemachines Inc. - Anticipated to be ﬁrst company with origins in Nepal listed on NASDAQ Q1 Q2 2024 Q3 2024 Q4 2024 Q1 2025 2024 ➔ 8/27/24 Merger ➔ 1/22/24 merger ➔ Anticipate CSLM ➔ 11/27/24 CSLM Holdings, agreement amended agreement signed shareholder vote Inc. ﬁled amended among CSLM Form S-4 ➔ Anticipate transaction Acquisition Corp. and closing ➔ Anticipate proxy Fusemachines Inc. statement / prospectus mailed to CSLM shareholders Fusemachines Inc. - Investor Presentation 22

Conclusion Fusemachines Inc. - Investor Presentation 23

Investment Highlights ● Pure-play Enterprise AI solutions provider - Proprietary products (studio & engines) + AI talent pipeline for bespoke solutions ● Massive market opportunity for Enterprise AI, experiencing dynamic growth (1) - +44% market CAGR projected 2024-2034 ● Proven business model, validated by blue-chip clients ● Differentiated market approach: Industry- and Problem-speciﬁc solutioning - Competition more focused on horizontal solutions - less tailored to clients’ speciﬁc needs ● Fusemachines AI Fellowships - proprietary pipeline of AI talent - AI Fellowships offered in underserved communities ● Founder-led experts and educators, bringing world-class domain experience ● Pending merger with CSLM provides path to accelerated growth - Capital, public currency, elevated business proﬁle (1) Source: Precedence Research, Nov. ‘24. Fusemachines Inc. - Investor Presentation 24

Appendix Fusemachines Inc. - Investor Presentation 25

Non-GAAP Reconciliations: Adjusted EBITDA Nine Months Ended September 30, Full Year Ended December 31, (In thousands) 2024 2023 (In thousands) 2023 2022 Net loss $(12,126) $(4,780) Net loss $(6,762) $(751) Interest expense 161 272 Interest expense 451 158 Provision for tax 72 2 Provision for tax 11 23 Depreciation and amortization 126 75 Depreciation and amortization 108 71 EBITDA $(11,767) $(4,431) EBITDA $(6,192) $(499) Stock-based compensation 1,171 1,982 Stock-based compensation 2,154 – (1) Fair value adjustments 4,337 347 (1) Fair value adjustments 611 94 Extinguishment of payable 70 – Extinguishment of debt 143 – Extinguishment of debt 549 143 (2) (2) Aborted IPO costs 306 – Aborted IPO costs – 49 Adjusted EBITDA $ (2,978) $(405) Adjusted EBITDA $ (5,640) $(1,910) (1) Represents change in fair value of convertible notes and warrant liability. (2) Represents professional service fees related to the proposed SPAC transaction in 2023. Fusemachines Inc. - Investor Presentation 26

Mission Democratize AI Make personalized AI education possible to talented students from underserved communities Enable AI-powered transformation for enterprises with AI Studio, AI engines and a global pool of talent